UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2019

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 14, 2019, BioNTech SE (the “Company”) issued a press release, attached hereto as Exhibit 99.1, providing a development update and reporting its financial results for the three months ended September 30, 2019. Attached hereto as Exhibit 99.2 are the financial statements of the Company, for the three and nine months ended September 30, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Prof. Ugur Sahin, M.D.
Name: Prof. Ugur Sahin, M.D.
Title: Chief Executive Officer

Date: November 14, 2019

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated November 14, 2019 - BioNTech SE Provides Update on Corporate Progress and Third Quarter 2019 Financial Results
99.2	Financial Statements of BioNTech SE for the Three and Nine Months Ended September 30, 2019